SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

Detailed Final Voting Map for the
Extraordinary Shareholders’ Meeting held on November 30, 2018, at 10:00 a.m.

GAFISA S.A. (B3: GFSA3; NYSE: GFA), pursuant to CVM Instruction No. 481/09, releases its detailed final voting map consolidating the remote and in-person votes for each resolution voted at the Extraordinary Shareholders’ Meeting held on November 30, 2018, by means of the map enclosed hereto.

São Paulo, November 30, 2018.

GAFISA S.A.

Ana Maria Loureiro Recart
Chief Executive, Financial and Investor Relations Officer

DETAILED FINAL VOTING MAP
EXTRAORDINary shareholders’ meeting

Resolution Description:

(i)                 Election of members to compose the Fiscal Council with a term of office until the 2019 Annual General Meeting:

Single slate:

(a)                    as sitting members:

(1)          Fabio Mansur,

(2)          Olavo Fortes Campos Rodrigues Júnior, and

(3)          Marcelo Martins Louro;

(b)                    And, as deputy members:

(1)          Thiago Fukushima,

(2)          Eliane Jesus de Santana, and

(3)          Rafael Calipo Ciampone.

•

First five digits of shareholder’s CPF / CNPJ*	Number of shares
		(i)	Members of the Fiscal Council
57234	6,828,090	Favorable (861,918 shares)	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
		Rejection (11,860 shares)
		Abstention (3,424 shares)	Abstention (5,954,312 votes)
14347	224,911	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
85796	129,600	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
10438	34,400	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
21779	45,691	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.

22558	216,000	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
75069	88,756	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
54879	5,753	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
93362	12,207	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
71746	310,800	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
59871	6,312	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
71409	6,453	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
33493	1,691,300	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
19419	5,208,200	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
99000	5,306,496	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
33626	1,211,200	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
11490	824,700	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
60882	785,600	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
94549	1,449,300	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
26419	465,400	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
60843	1,500	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
16947	1	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
99546	1,781,500	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
58378	9,183	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
90296	51,558	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
19874	13,409	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
19874	19,182	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
77909	170,823	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
75290	104,800	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
54799	20,920	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
80755	55,284	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
58400	64,286	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
25191	117,763	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
17834	470,540	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
83903	3,091	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
93490	67,289	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
59877	51,600	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
13429	61,100	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
58400	38,500	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
11503	102,461	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
92061	130,000	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
59879	65,300	Favorable	As sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.
32479	986,400	Favorable	as sitting members: Fabio Mansur, Olavo Fortes Campos Rodrigues Júnior, and Marcelo Martins Louro; And, as deputy members: Thiago Fukushima, Eliane Jesus de Santana, and Rafael Calipo Ciampone.

CPF -Individual Taxpayer’s Register/CNPJ – Corporate Taxpayer’s ID

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer